Mail Stop 4720

June 3, 2010

Richard M. Bracken
Chairman and Chief Executive Officer
HCA Inc.
One Park Plaza
Nashville, TN 37203

> **Re:** **HCA Inc.**
> **Information Statement on Schedule 14C**
> **Filed May 27, 2010**
> **File Number 000-23511**

Dear Ms. Bracken:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement filed May 27, 2010

1. Please refer to your disclosure entitled "Summary of Amended and Restated Certificate of Incorporation" on page 4. We note your statement that the Amended and Restated Certificate of Incorporation authorizes the issuance of 1,800,000,000 shares of common stock. However, your Form 10-K for the Fiscal Year Ended December 31, 2009 indicates that you have 125,000,000 authorized shares of common stock. It appears that you have increased the number of shares that are authorized for issuance in this amendment to your Certificate. Please expand your information statement to disclose, as a separate action in the Notice to Shareholders, that the company is increasing the number of shares authorized

for issuance. In addition, please clarify whether this action was approved by the Board of Directors and a majority of Shareholders.

2. Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that are available as a result of the amendment to the Amended and Restated Certificate of Incorporation that increased the number of authorized shares from 125,000,000 to 1,800,000,000.

*   *   *   *   *

As appropriate, please amend the Schedule 14C and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard M. Bracken
HCA Inc.
June 3, 2010
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director